Exhibit 99.1

1703 - 595 Burrard Street Vancouver, BC V7X 1J1 Canada Tel: (604) 689-1428 Fax: (604) 681-4692 www.kobexminerals.com TSX-V: KXM |OTCQB: KBXMF

PRESS RELEASE

KOBEX MINERALS INC. ANNOUNCES INTENTION TO TERMINATE SEC REPORTING OBLIGATIONS

Vancouver, British Columbia, December 18, 2013 - Kobex Minerals Inc.

(the "Company" or "Kobex") (TSX V:KXM, OTCQB: KBXMF) - today announces that it will voluntarily file a Form 15F with the United States Securities and Exchange Commission ("SEC") to terminate its SEC reporting obligations and the registration of its common shares under Section 12(g) the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Under SEC rules, a foreign private issuer such as the Company may deregister a class of its securities under the Exchange Act, and terminate the associated reporting obligations, if it meets certain conditions.

The Company believes that the costs associated with continuing the registration of its common shares under the Exchange Act exceed the benefits received by the Company from maintaining its registration.

The Company expects that termination of the registration of its common shares will become effective 90 days after the date of filing of the Form 15F with the SEC. However, as a result of the filing of a Form 15F, the Company's obligation to file certain reports with the SEC will be immediately suspended.

The Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of the Company's filings can be found at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The termination of the SEC reporting obligations will not have an impact on the trading of the Company’s securities on the TSX Venture Exchange. Its securities will no longer be quoted on the OTCQB market, but will be quoted under the same symbol on the OTC Pink market.

For further information, please contact:

Kobex Minerals Inc.
Philip du Toit, President and CEO
Tel: 647-818-2920

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward Looking Statements

Forward Looking Statements This news release includes "forward looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Exchange Act of 1934, as amended, that are subject to assumptions, risks and uncertainties. Statements in this news release which are not purely historical are forward looking statements, including without limitation any statements concerning the Company's intentions, plans, estimates, expectations, beliefs regarding the future and the timing for effectiveness of the Form 15F. Although the Company believes that any forward looking statements in this news release are reasonable, there can be no assurance that any such forward looking statements will prove to be accurate. The Company cautions readers that all forward looking statements, including without limitation those relating to the Company's future operations and business prospects, are based on assumptions none of which can be assured, and are subject to certain risks and uncertainties that could cause actual events or results to differ materially from those indicated in the forward looking statements. Readers are advised to rely on their own evaluation of such risks and uncertainties and should not place undue reliance on forward looking statements. Any forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update the forward looking statements, or to update the reasons why actual events or results could or do differ from those projected in the forward looking statements. Except as required by law, the Company assumes no obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.